K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

July 3, 2019

VIA EDGAR

Ms. Alison White
Senior Counsel

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust File Nos. 333-180879 and 811-22704

Dear Ms. White:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to additional comments you delivered to us orally on June 7, 2019, regarding an updated draft prospectus related to the Cambria Cannabis ETF (formerly, Cambria Marijuana Industry ETF) (the “Fund”), which was previously filed as part of the Trust’s Post-Effective Amendment No. 80 (PEA No. 80). PEA No. 80 was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 28, 2018 for the purpose of responding to SEC Staff comments and updating the effective registration statements of certain series of the Trust, including the Fund. We are also responding to comments you delivered to us orally on June 26, 2019, related to a draft opinion from Fox Rothschild LLP on the legal status of Cannabis Companies to be held by the Fund (the “Legality Opinion”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with a list of the Fund’s expected constituents once they become available and before the Fund files an updated registration statement.

Response: On June 7, 2019, via email correspondence, Fund counsel provided the Staff with a list of the initial universe of the Fund’s expected holdings.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

July 3, 2019

2.	Comment: In response to a comment provided by the Staff on June 21, 2017, that asked how the Fund intends to monitor the continuous legality of Cannabis Companies in which the Fund invests, the Registrant stated that “[t]he Fund relies on U.S. and non-U.S. national securities exchanges to list and trade only companies that operate legally within their jurisdictions.” The Staff does not believe that reliance on listing exchanges will be sufficient to monitor the continuous legality of Cannabis Companies at local and federal levels. Please revise your response to address how the Registrant will monitor the Cannabis Companies’ continuous legality.

Response: The Registrant has received an opinion letter from Fox Rothschild LLP, dated July 15, 2019, that attests to the legality, at both local and federal levels, of the Cannabis Companies in which the Fund invests. The Registrant will receive an updated opinion from legal counsel as to the legal status of the Cannabis Companies held by the Fund on an annual basis. Further, the Fund will only invest in Cannabis Companies listed and traded on a national securities exchange that requires compliance with all laws, rules and regulations applicable to their business, including U.S. federal law. In addition, Cambria Investment Management, L.P., the Fund’s investment adviser (“Cambria”), and/or its agents will monitor, on a continuous basis, business news (e.g., Bloomberg, Reuters) concerning, as well as press releases issued by, the Cannabis Companies held by the Fund. Upon learning of any potential or announced action by a Cannabis Company that might impact its legal status, Cambria will immediately identify such company for further review and, if necessary, remove the company from the Fund’s holdings (i.e., promptly liquidate the holding). Cambria and/or Fox Rothschild LLP will also periodically review the legal status of the Fund’s holdings, but no less frequently than on a quarterly basis. Finally, any new purchase of equity securities by the Fund will be cleared, in advance, by Cambria and Fox Rothschild LLP.

3.	Comment: If U.S. federal law changes and it becomes legal for companies to produce and/or sell cannabis and cannabis products in the United States under federal law, would the Registrant notify shareholders of the change in law? If so, would the Registrant do so by filing a 497 supplement (sticker) or a 485(a) registration statement?

Response: As disclosed in the Fund’s “Principal Investment Strategies,” the Fund will only invest in Cannabis Companies that “operate in a jurisdiction where the Cannabis Companies’ cannabis-related business activities are legal under the national and local laws of the relevant jurisdiction, including U.S. federal and state laws.” Accordingly, if U.S. federal law changes to expand the legality of cannabis production, sale, and/or use, the pool of companies that meet the definition of Cannabis Companies set forth in the Fund’s Prospectus would likely grow. The Fund’s principal investment strategy, however, would remain substantially the same, i.e., the Fund will continue to invest in Cannabis Companies that operate legally at both the federal and local level.

That said, in such an event, the Fund would likely sticker the Fund’s prospectus to alert Fund shareholders of the significant change in law, describe its impact on the Fund’s investments, delete the sentence that states “the Fund does not currently (directly or indirectly) invest in Cannabis Companies located in the U.S.,” and update the description of principal risks that relate to the cannabis industry and regulation of marijuana. Although the Registrant does not expect that a change in law would result in a material change to the Fund’s investment objective or principal investment strategy, if it did, the Fund would file a 485(a) registration statement. For example, if, as a result of a change in federal law, the Fund desires to invest primarily in Cannabis Companies in the United States, rather than globally, the Fund, with Board approval, would need to notify shareholders of its change in investment objective and principal investment strategy and file a 485(a) registration statement prior to its next annual update filing.

July 3, 2019

4.	Comment: The Staff notes that the Fund’s portfolio is rebalanced periodically, but no less frequently than annually. Please clarify in the Fund’s “Principal Investment Strategies” section how the Fund will respond if a Cannabis Company begins to operate illegally under either federal or local law.

Response: As noted in response to Comment 2, Cambria and/or is agents will monitor, on a continuous basis, business news concerning and press releases issued by the Cannabis Companies held by the Fund, and Cambria and/or Fox Rothschild LLP will review the legal status of the Fund’s holdings on a periodic basis, but no less frequently than on a quarterly basis. If, after acquiring a Cannabis Company’s securities, Cambria identifies or becomes aware that a company no longer meets the Fund’s definition of Cannabis Company, e.g., the company no longer operates legally under both federal and local law, the Fund will promptly sell that position. Accordingly, the Registrant has added the following sentence to the last paragraph of the Fund’s “Principal Investment Strategies” in the Fund’s summary section:

If, after acquiring a Cannabis Company’s securities, Cambria identifies or becomes aware that the company no longer meets the Fund’s definition of Cannabis Companies, the Fund will promptly sell that position.

5.	Comment: Consider reorganizing the Fund’s risk disclosure by importance of risk, rather than alphabetically.

Response: The Registrant believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. Further, the Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to the Fund is potentially misleading.

However, to add clarity to the risk disclosure format, the following disclosure will be added to the first paragraph under “Principal Risks” in the Fund’s summary section to help investors understand the importance of reading each risk disclosure regardless of their sequence:

An investment in the Fund involves risk. The Fund’s principal risks are presented below in alphabetical order to facilitate investors’ ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears. Some or all of these risks may adversely affect the Fund’s net asset value per share (“NAV”), trading price, yield, total return, and/or ability to meet its objective. There is no assurance that the Fund will achieve its investment objective. An investor may lose money by investing in the Fund. For more information about the risks of investing in the Fund, see the sections titled “Additional Information About the Fund’s Risks” and “Additional Non-Principal Risk Information.”

July 3, 2019

Legality Opinion

6.	Comment: In the “Legal Analysis” section, please fix the typo in the second sentence of the sub-section titled “Federal Law – Executing Federal Laws.”

Response: The Registrant confirms that the requested change has been made.

7.	Comment: The Staff notes that the Legality Opinion makes multiple references to disclosure in the Fund’s “Prospectus”. Please replace references to the Fund’s “Prospectus” with “Registration Statement” as appropriate.

Response: The Registrant confirms that the requested change has been made.

8.	Comment: In the “Legal Analysis” section, under the sub-section titled “The CSA,” please revise the language in the second paragraph to clarify that the following statement is based on language in the Registration Statement, rather than a representation from the Adviser:

[T]he Fund is also not preparing or otherwise seeking to distribute the marijuana itself in the U.S.

Response: The Registrant confirms that the requested change has been made.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:           W. John McGuire, Esq.